[SunTrust Letterhead]

August 9, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	SunTrust Banks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 6, 2011
File No. 001-08918

Ms. Hayes:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated July 15, 2011, pertaining to the SunTrust Banks, Inc. (the “Company”, “SunTrust”, and “Our”) Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2011 (“Q1 2011 Form 10-Q). For your convenience, the Company has listed our responses in the same order as the Staff’s comments were presented and have repeated each comment in bold face type prior to our response. The Company has filed its Form 10–Q for the second quarter of 2011 (“Q2 2011 Form 10-Q”), and we have included disclosures in that filing, as appropriate, that are responsive to the Staff’s comments. Our responses below include the additional disclosures that were included in our Q2 2011 Form 10-Q.

General

Comment 1	We note that you have filed a number of prospectus supplements pursuant to Rule 424(b)(2). It does not appear that you have filed unqualified legality opinions for the medium-term notes offerings covered by the automatic shelf registration statement on Form S-3 filed on September 3, 2009. Please file the unqualified opinions in a Form 8-K or by post effective amendment. Please see Securities Act Rules Compliance and Disclosure Interpretation 212.05 as guidance.

Response	We note the Staff’s request and advise the Staff that, concurrent with the filing of this letter, the Company has filed a Current Report on Form 8-K containing, as an exhibit, an opinion letter of King & Spalding LLP that includes an unqualified opinion as to the due authorization and execution of the Global Medium-Term Notes, Series A.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

The Dodd-Frank Act makes fundamental changes in the regulation…, page 9

Comment 2	We note your disclosure regarding the Dodd-Frank Act including how the increased regulation of derivatives and proprietary trading activities may adversely affect your profits. Please revise your future filings, and provide us your proposed disclosure, to address your activities that could be subject to the Volcker rule prohibitions and quantify the effects they may have on your business.

Response	The Volcker Rule generally prohibits a banking entity from engaging in proprietary trading or investment in, sponsoring, or having certain other relationships with various types of private equity funds. The Volcker Rule does, however, authorize certain permissible activities in these areas. Substantive rules have not yet been proposed implementing many of its provisions. Until these regulations are finalized, there is significant uncertainty as to their impact on certain of the Company’s activities. The activities potentially impacted include certain fixed income and derivatives trading operations, bank owned life insurance investments, our multi-seller conduit (Three Pillars), and investments in private equity funds. While significant uncertainties remain, the Company does not believe the impact of these activities individually or in the aggregate will be significant to our business. Nonetheless, the Company will address the impact of the Volcker Rule in this or another appropriate risk factor in our Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”).

We are subject to certain risks related to originating and selling mortgages…, page 11

Comment 3	Please provide draft disclosure to be included in future filings that quantifies the amount of mortgage repurchase requests that you have received and identifies any trends that contribute to this risk factor. Please also provide quantitative disclosure that compares the amount of requests received with the amount of loans repurchased.

Response

The Company has disclosed and quantified the amount of mortgage repurchase requests that the Company has received, related trends, and quantitative disclosure that compares the amount of requests received with the amount of loans repurchased in Note 18, “Reinsurance Arrangement and Guarantees”, MD&A (Noninterest Income), and Critical Accounting Policies of our 2010 Form 10-K and provided similar information in our Q2 2011 Form 10-Q and will provide similar information in our 2011 Form 10-K.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Further, the Company will update this risk factor in connection with filing its 2011 Form 10-K by cross-referencing to the information disclosed in Note 18, “Reinsurance Arrangement and Guarantees”, MD&A, and to our Critical Accounting Policies.

Any reduction in our credit rating could increase the cost of our funding…, page 16

Comment 4	We note that your credit ratings were downgraded in 2009 and 2010. Please expand this risk factor to discuss and quantify the effect the downgrades have had on your funding costs and results of operations. Also, please quantify the expected impact of a one and two notch downgrade in credit ratings.

Response	The Company will update the risk factors in our 2011 Form 10-K, as illustrated below, with the underlined portion that addresses your question, or in a similar manner, as appropriate.

Any reduction in our credit rating could increase the cost of our funding from the capital markets.

Our issuer ratings are rated investment grade by the major rating agencies, however those ratings were downgraded during 2009 and 2010. On November 1, 2010, Moody’s removed all systemic support assumptions from the Parent Company and the Bank’s ratings while at the same time upgrading the Bank’s stand—alone bank financial strength rating. The combination of these two actions resulted in the confirmation of the Parent Company’s senior credit ratings at Baa1/P—2. The combination of the removal of systemic support assumptions and the upgrade of the stand—alone bank financial strength rating led to a one notch downgrade of the long-term and short-term senior credit ratings for the Bank from A2/P—1 to A3/P—2, respectively. Moody’s concurrently upgraded the outlook for the Parent Company and the Bank’s ratings from “Negative” to “Stable”. This ratings action concluded Moody’s review of its systemic support assumptions for certain banks following the passage of the Dodd—Frank Act. Moody’s downgrade related to their previous announcement on July 27, 2010 that as a result of the passage of the Dodd—Frank Act, Moody’s would reconsider its systemic support assumption for ten regional banks, including the Parent Company and the Bank, whose ratings were lifted through the recent financial crisis but may not be considered systemically supported outside of the crisis. Moody’s analysis has previously included an assumption that some banks will receive extraordinary support from regulators because they are deemed systemically important. Our credit ratings remain on “Stable” outlook with S&P, DBRS, and Fitch, in addition to Moody’s. Additional downgrades are possible although not anticipated given the “Stable” outlook from all four rating agencies.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

The rating agencies regularly evaluate us and their ratings are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the financial services industry generally. In light of the difficulties in the financial services industry and the housing and financial markets, there can be no assurance that we will maintain our current ratings. Our failure to maintain those ratings could adversely affect the cost and other terms upon which we are able to obtain funding and increase our cost of capital. Credit ratings are one of numerous factors that influence our funding costs. Among our various retail and wholesale funding sources, credit ratings have a more direct impact only on the cost of wholesale funding as our primary source of retail funding is bank deposits, most of which are insured by the FDIC. During the most recent financial market crisis and economic recession, our senior debt credit spread to the matched maturity 5-year swap rate widened before we received any credit ratings downgrades in 2009 and began to tighten before we received our most recent credit rating downgrade in November 2010. After the loss of our A-1 short-term credit rating in April 2009 and capital raise in May and June 2009, more recent credit rating downgrades had little or no detrimental impact to our debt credit spreads; our 5-year debt credit spread to swaps as of June 30, 2011 was approximately 140 basis points. We expect that a one notch downgrade would have a relatively small impact on our debt credit spreads.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 22

Consolidated Financial Results, page 27

Table 5 – Loan Portfolio by Types of Loans (Post-Adoption), page 34

Comment 5	We note that you have $16.8 billion of home equity products, consisting of approximately 14% of your total loans held for investment. Please respond to the following:

Response	The response below uses June 30, 2011 balances of $16.2 billion for the home equity products. Of the $16.2 billion in balances, 90% are home equity lines and 10% are home equity loans.

•	Tell us and disclose the percentage of these loans that are in the second lien position.

Response	Our owned home equity products are comprised of 29% first lien positions and 71% junior liens, with approximately 95% of the junior liens in a second lien position. The Company disclosed in our Q2 2011 Form 10-Q, within MD&A, subsection “Loans”, the percentages of first and junior lien positions.

•

Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Response	SunTrust interprets the term “hold” in the question to mean “serviced” by the Company. Serviced includes loans where the first lien is in our loans held for investment portfolio or when the Company services the first lien for others.

SunTrust does not have the ability to track the delinquency status of the first lien position when SunTrust is not the servicer. For the 28% of home equity lines and loans where SunTrust services the first lien, 2.4% of first liens associated with a second home equity product are in default (120+ days past due or in foreclosure). As noted in our response below, the Company included in its Q2 2011 Form 10-Q the percentage of home equity lines and loans where SunTrust services the first lien; however, given the relatively small size of this portfolio, the Company does not believe it is useful information to include in its filings.

•	Tell us and disclose the percentage of the second home equity loan and closed-end second mortgages where you also hold the first lien.

Response	The Company has disclosed in our Q2 2011 Form 10-Q within MD&A, subsection “Loans”, that for 28% of our home equity loans and lines the Company also services the first lien.

•

Tell us whether the default and delinquency statistics for the second mortgages where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

Response	As of June 30, 2011, the 30 to 89 day delinquency rates for junior lien positions are 43 basis points lower when SunTrust services the first lien than when SunTrust does not service the first lien. More specifically, the 30 to 89 day delinquency rate is 1.52% when SunTrust services the first lien versus 1.94% when SunTrust does not service the first lien.

•	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity lines of credit.

Response

Of our home equity portfolio, 90% are a home equity line product and 10% are in an installment home equity loan product. Using June 2011 payment information, the Company estimates that approximately 40% of the home equity balances pertain to accounts where the June payment equaled the billed amount for the

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

previous month. This includes making minimum payments on interest-only balances as well as amortizing balances on loan or revolving options of the product. The majority of the remaining 60% of balances are in accounts where the June payment exceeded the billed amount for the previous month.

SunTrust does not believe payment patterns provide meaningful asset quality information. Payment patterns are subject to seasonal and cyclical factors in addition to the borrower’s ability to pay. For example, a client may have the capacity to pay-off the line but makes a minimum payment because the client believes that the returns from holding other assets exceed the tax-adjusted cost of the home equity line of credit.

Accordingly, the Company does not believe it is appropriate to provide disclosures related to this information as users may imply from its inclusion that the Company believes it provides meaningful insight into asset quality. Furthermore, it is not information that is used in connection with our credit management process. Thus, the Company does not plan to amend our existing disclosures to include a discussion of how many borrowers are only paying the minimum amount due on their home equity lines of credit.

•	Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

Response	SunTrust’s home equity line product, which is 90% of the combined home equity line and loan portfolio, is similar to other products in the market. Over 95% of the home equity line balances have a 10 year draw period before converting to amortization. Approximately 90% of these balances have a 10 or 20 year repayment period after converting to amortization.

Customers have three payment options with the home equity line product during the draw period: revolving, installment, or interest only. Most borrowers’ elect the interest only payment option. Over 90% of the balances will not begin converting to amortization until 2014 or after; 42% of the balances will convert between 2014 and 2016; and 50% will convert to amortizing in 2017 or after.

•	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Response	Most home equity line accounts do not convert to amortizing when their draw period ends. For home equity lines whose draw period ended in 2010 and prior years, 20% converted to amortizing and 80% refinanced or paid off before converting. The 20% that converted to amortizing in 2010 and prior years represent less than 1% of the overall home equity line portfolio.

Year-to-date annualized gross charge-offs were 2.0% for home equity lines that converted to amortizing and 3.4% for all other home equity lines. 30+ days past due as of June 30, 2011 were 5.8% for home equity lines that converted to amortizing and 2.9% for all other home equity lines.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Noninterest Income, page 30

Comment 6	Refer to your disclosure at the bottom of page 30. Please provide proposed disclosure to be included in future filings that details what actions you “will pursue to alter [y]our fee structure to clients or to alter the costs of operating the debit card business.” Similarly, please expand your risk factor disclosure on page 9 under “[t]he Dodd-Frank Act makes fundamental changes in the regulation…” to quantify the estimated decline in interchange income as a result of the debit interchange rule.

Response	The Company has taken action to make changes to our checking product line in an effort to effectively serve our clients and manage our business. In June, the Company discontinued offering Free Checking accounts and introduced Everyday Checking as our basic checking product offering. Everyday Checking carries a monthly maintenance fee which is waived only if the client maintains a minimum daily collected balance or maintains a regular payroll direct deposit into the account. The Company has also introduced a new fee for debit card use on new Everyday Checking accounts. The Company has made fee changes to overdraft protection transfer fees and to deposited returned item fees to align with our competitors’ rates for these services.

Later this year, the Company will begin notifying existing Free Checking clients that this product will be discontinued and that they will transition to Everyday Checking. All transitioned accounts will be subject to a monthly maintenance fee as well as the monthly debit card fee. The Company will be increasing fees on our Solid Choice Banking product and will change the minimum balance requirements for Solid Choice, as well, as our Signature Advantage account. The Company has active development efforts on several new products that will further address the regulatory changes and mitigate the financial impact from these regulatory changes.

The Company is also reviewing our cost structure related to all aspects of our debit card business. Earlier this year, the Company discontinued the SunTrust rewards program for Check Cards. The Company is also in the process of reviewing processor and other costs related to debit card to identify further savings.

The Company currently estimates the quarterly impact of the revised Dodd-Frank legislation on interchange fees and lost network incentives to be a decline of approximately $50 million, effective in the 4th quarter of 2011. The annualized impact on interchange and lost network incentives is estimated to be a decline of

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

$185 million. This annualized impact is prior to the benefits anticipated from our completion of our deposit initiatives and product development. Currently, the Company estimates that it will be able to replace approximately 50% of the decline resulting from the impact of recent regulatory and legislative changes.

The Company has included the following disclosure in our Q2 2011 Form 10-Q, within MD&A, subsection “Noninterest Income”.

On June 29, 2011, the Federal Reserve issued a final rule establishing revised standards that significantly lowered the rates that can be charged on debit card transactions and prohibited network exclusivity arrangements and routing restrictions. Currently, our debit card interchange fee revenue is approximately $370 million on an annualized basis. We estimate that this rule, when it becomes effective in the fourth quarter, will impact our debit interchange income by about 50% prior to any mitigating actions. As a means to mitigate some of this lost revenue, we have introduced new checking account products which are aligned with clients’ needs and which we expect will provide additional streams of fee income. Additionally, we will also benefit from the discontinuation of our debit card rewards programs and plan to add other value-added checking account features that, over time, we expect will produce additional deposit fee income. Collectively, and over time, we currently estimate that the benefits from all of these changes will enable us to recapture approximately 50% of the revenue loss attributable to both the newly-issued interchange fee rules and Regulation E.

Table 9 – Loan Types by Geography, page 37

Comment 7	We note your disclosure that this table excludes private-label student loans with third party insurance and residential mortgages that were guaranteed by government agencies for which there was nominal risk of credit risk. Given that this table is only showing geographic data, it is unclear why these loans couldn’t be included within the table and then a footnote indicating the total amount of these loans.

Response	The Company has revised the Loan Types by Geography table to include the entire loans held for investment portfolio. The Company has included the following disclosure in our Q2 2011 Form 10-Q, within MD&A, subsection “Loans”.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

The following table shows the percentage breakdown of our LHFI portfolio at June 30, 2011 and December 31, 2010 by geographic region.

Loan Types by Geography						Table 6

	Commercial		Residential		Consumer
(Dollars in millions)	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Geography:
Central[1]	28%	29%	21%	20%	15%	14%
Florida[2]	20	21	28	29	20	21
MidAtlantic[3]	28	28	36	35	27	27
Other	24	22	15	16	38	38

Total	100%	100%	100%	100%	100%	100%

[1]	The Central region includes Alabama, Arkansas, Georgia, Mississippi, and Tennessee.
[2]	The Florida region includes Florida only.
[3]	The MidAtlantic region includes the District of Columbia, Maryland, North Carolina, South Carolina, and Virginia.

Table 16 – Selected Residential TDRs, page, 47

Comment 8	Please confirm that you do not exclude loans modified to borrowers experiencing financial difficulty from your TDR disclosures due to the existence of a government guarantee or government insurance. To the extent that these amounts are excluded from your TDR disclosures, revise future filings to state this fact and quantify the amount of loans that are excluded from TDRs as a result.

Response	Other than certain Ginnie Mae Early-Buy-Out (EBO) loans which are modified while in our portfolio, the Company does not exclude loans modified to borrowers experiencing financial difficulty from the Company’s disclosure due to the existence of a governmental guarantee or government insurance. Ginnie Mae EBO loans that are modified are done so in accordance with FHA and VA servicing guidelines and at an interest rate that approximates the rate demanded by Ginnie Mae pool investors. Ginnie Mae EBO loans that have been modified are classified as held for sale when eligible to be resold to investors.

The Company has included a statement in our Q2 2011 Form 10-Q, within MD&A, subsection “Restructured Loans”, that this table excludes Ginnie Mae EBO modified loans and the amount of those loans that have been excluded that the Company has not yet sold as of the balance sheet date was less than $100 million.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Capital Resources, page 55

Table 24 – Capital Ratios, page 55

Comment 9	We note your presentation of Tier 1 common equity as of December 31, 2010, 2009 and 2008. Given that this measure is not a required disclosure by a government, governmental authority or self-regulatory organization, it would appear to be a non-GAAP measure. Thus, please revise future filings to provide the disclosures required by Item 10 of Regulation S-K.

Response	Tier 1 common equity is not a non-GAAP financial measure because Tier 1 common equity is a measure required by our regulator.

Rule 101 (a)(2)(ii) of Regulation G provides that “[a] non-GAAP financial measure does not include financial measures required to be disclosed by GAAP, Commission rules, or a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant. (emphasis added).” Importantly, the Commission, neither in Regulation G, the Commission’s proposing release, nor the Commission’s adopting release, limits such disclosure to documents filed or furnished with the Commission. This makes sense, because this exception to the definition of “non-GAAP financial measure” relates to financial measures required by regulators other than the Commission.

Tier 1 common equity was a measure first required by the Federal Reserve in connection with its 2009 Supervisory Capital Assessment Program, sometimes referred to as the “first stress test” or SCAP[1]. In connection with the first stress test, the Federal Reserve stated that:

supervisors expect all [bank holding companies] to have . . . “voting common stockholders’ equity” as the dominant element of Tier 1 capital. In this regard, the use of Tier 1 Common capital in the SCAP is consistent with the Board’s longheld [sic] belief that common equity should be the dominant form of Tier 1 Capital . . .Tier 1 Common capital is calculated as Tier 1 capital less non-common elements, including qualifying perpetual preferred stock, qualifying minority interest in subsidiaries, and qualifying trust preferred securities.

Further, on November 10, 2010, the Federal Reserve published its “Revised Temporary Addendum to SR letter 09-4: Dividend Increases and Other Capital

[1]	Refer to the Federal Reserve’s “The Supervisory Capital Assessment Program: Overview of Results,” May 7, 2009, publicly available at http://www.federalreserve.gov/bankinforeg/bcreg20090507a1.pdf.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

“Distributions for the 19 Supervisory Capital Assessment Program Bank Holding Companies[2]”, which requires bank holding companies to consult with the Federal Reserve’s staff before taking any actions, such as stock repurchases, capital redemptions, or dividend increases, which might result in a diminished capital base. The letter goes on to specify that such consultation requires a comprehensive capital plan that reflects management’s plans for addressing proposed revisions to the regulatory capital framework agreed by the Basel Committee on Banking Supervision (Basel III) . . . with supporting detail around actions and assumptions to be taken over the entire period necessary for the [bank holding company] to meet the fully phased in 7% Tier 1 common equity target. (emphasis added).

In other words, even though the Federal Reserve has not yet promulgated rules which implement Basel III’s Tier 1 common equity requirements, the Federal Reserve requires SCAP banks—which includes SunTrust—to report this item to it. In addition, Section 165(i) of the Dodd-Frank Act formalized this requirement by requiring bank holding companies to submit to annual stress tests. Further, the Federal Reserve itself reports this information (“Tier one common equity capital/Total Risk Weighted Assets”) in its Bank Holding Company Performance Report issued quarterly for each individual respondent.

Additionally, the Company notes that its use of the measure Tier 1 common equity does not raise the concerns implicated by other non-GAAP measures. The method of calculating this item is prescribed by the Federal Reserve rather than subject to various registrants’ separate decisions. As a result, there is little opportunity for any registrant to selectively or inconsistently include or exclude particular items in order to distort its financial position.

Finally, the Company calls to your attention to Table 24 of our 2010 Form 10-K and our previous Form 10-Q filings where the Company has disclosed the calculation of Tier 1 common equity by detailing the components excluded from Tier 1 capital. This calculation reconciles Tier 1 capital to Tier 1 common equity.

Credit Risk Management, page 58

Comment 10	We note your disclosure regarding your underwriting standards and also refer to your risk factor disclosure on page 12 where you state that you “have taken steps to enhance [y]our underwriting policies and procedures.” In future filings, please describe the steps that you have taken and clarify how your changes in underwriting procedures have resulted in credit risk mitigation.

[2]	Available at http://www.federalreserve.gov/boarddocs/srletters/2009/SR0904_Addendum.pdf

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Response	The Company will revise this risk factor as follows in our 2011 Form 10-K.

We may continue to suffer increased losses in our loan portfolio despite enhancement of our underwriting policies and practices.

We seek to mitigate risks inherent in our loan portfolio by adhering to specific underwriting policies and practices, which often include analysis of a borrower’s credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets. Our underwriting policies and practices are periodically reviewed and, if appropriate, enhanced in response to changing market conditions and/or corporate strategies. Examples of some underwriting elements that may be reviewed include: client eligibility requirements; loan to value ratios; minimum credit score; and collateral types. This has resulted in improved asset quality, evidenced by lower early stage delinquencies, non-performing loans and charge-offs.

While these changes have resulted in improving asset quality metrics, elevated losses may continue to occur due to economic factors, borrower behavior or other factors.

Market Risk Management, page 59

Comment 11	We note that you disclose interest rate risk as your primary market risk. In future filings, please add disclosure in your risk factors section that addresses your exposure arising from interest rate risk and provides a quantitative discussion of the amount of your variable rate loans subject to this risk.

Response	The Company notes that variable rates loans are included in our MVE and interest rate sensitivity analysis in MD&A and will include in our 2011 Form 10-K in the MD&A section clarifying language similar to the following.

Market Risk Management

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices, and other relevant market rates or prices. Interest rate risk, defined as the exposure of net interest income and MVE to adverse movements in interest rates, is our primary market risk, and mainly arises from the structure of the balance sheet which includes all loans (including variable rate loans) and any associated hedges. We are also exposed to market risk in our trading activities, investment portfolio, Coke common stock, MSRs, loan warehouse and pipeline, and debt and brokered deposits carried at fair

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

value. The ALCO meets regularly and is responsible for reviewing our open positions and establishing policies to monitor and limit exposure to market risk. The policies established by ALCO are reviewed and approved by our Board.

Trading Activities, page 61

Comment 12	We note that your VAR calculation measures the potential losses using a 99% confidence level with a one-day holding period. Please tell us, and disclose in future filings, whether trading losses incurred on a single day exceeded your 99% one-day VAR during each period presented. To the extent that that number of trading losses occurring in excess of your one-day VAR was not as statistically expected, please discuss the procedures you performed to validate the appropriateness of your model.

Response	The Company included in its 2010 Form 10-K and our Q1 2011 Form 10-Q, within MD&A, subsection “Market Risk Management”, the number of VAR backtest exceptions for the last 12 months and has included in our Q2 2011 Form 10-Q the number of backtest exceptions for each period presented. Further, to the extent that the number of VAR backtest exceptions exceeds statistical expectations, the Company will discuss procedures performed to assess the appropriateness of applicable models.

Liquidity Risk, page 61

Comment 13	You have disclosed on page 62 that the Bank retained a material cash position in the form of excess reserves in its Federal Reserve account, which you used some of this liquidity to purchase and retire high-cost debt securities or other borrowings. Given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, please disclose the amount of liquid assets as of each balance sheet date, along with the average amounts of liquid assets during the period. Additionally, please consider disaggregating and quantifying the components included in liquid assets, on both a period end and average during the period basis.

Response	The Company has included in our 2Q 2011 Form 10-Q, within MD&A, subsection “Market Risk Management”, an update to our 2010 Form 10-K disclosures as follows.

We assess liquidity needs in both the normal course of business and times of unusual events, considering both on and off-balance sheet arrangements and commitments that may impact liquidity in certain business environments. We have contingency funding plans that assess liquidity needs that may arise from certain stress events such as credit rating downgrades, severe economic recessions, and financial market disruptions. Our contingency plans also provide for continuous monitoring of net borrowed funds dependence and available sources of contingent liquidity. These sources of contingent liquidity include

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

available cash reserves; the ability to sell, pledge, or borrow against unencumbered securities in the Bank’s investment portfolio; capacity to borrow from the FHLB system; and the capacity to borrow at the Federal Reserve discount window. The table below presents period-end and average balances from these four sources as of and for the six months ended June 30, 2011 and 2010, which we believe exceeds any contingent liquidity needs.

Contingent Liquidity Sources				Table 15
	June 30, 2011		June 30, 2010
(Dollars in billions)	As of	Average for the Six Months Ended ¹	As of	Average for the Six Months Ended ¹
Excess reserves	$3.1	$3.0	$1.5	$2.6
Free and liquid investment portfolio securities	18.3	17.8	18.3	17.1
FHLB borrowing capacity	12.5	12.9	8.9	7.7
Discount window borrowing capacity	14.5	13.3	11.6	11.7

Total	$48.4	$47.0	$40.3	$39.1

[1]	Average based upon month-end data, except excess reserves, which is based upon a daily average.

Comment 14	Based upon your disclosures, it appears that you manage liquidity risk at the consolidated level and at the parent company. Please clarify whether you manage liquidity risk at the subsidiary levels (e.g., Bank, etc.) separately. If so, please provide more quantitative discussion of liquidity, such as liquid assets, at these other levels in future filings.

Response	The Company updated its disclosure in our 2Q 2011 Form 10-Q, within MD&A, subsection “Market Risk Management”, as follows.

Liquidity risk is the risk of being unable to meet obligations as they come due at a reasonable funding cost. We mitigate this risk by structuring our balance sheet prudently and by maintaining diverse borrowing resources to fund potential cash needs. For example, we structure our balance sheet so that we fund less liquid assets, such as loans, with stable funding sources, such as retail and wholesale deposits, long-term debt and capital. We primarily monitor and manage liquidity risk at the Parent Company and Bank levels as the non-bank subsidiaries are relatively small and these subsidiaries ultimately rely upon the Parent Company as a source of liquidity.

The Bank’s primary liquid assets consist of excess reserves and free and liquid securities in its investment portfolio. The Bank manages its investment portfolio primarily as a source of liquidity, maintaining the strong majority of its securities in liquid and high-grade asset classes such as agency MBS, agency debt, and U.S. Treasury securities. As of June 30, 2011, the Bank’s AFS investment portfolio contained $24.6 billion of securities, of which approximately 90% consisted of agency MBS, agency debt and U.S. Treasury securities.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

We manage the Parent Company to maintain most of its liquid assets in cash. Unlike the Bank, it is not typical for the Parent Company to maintain a liquid securities portfolio, although the Parent Company invested approximately $5 billion of cash in a portfolio of U.S. Treasury securities during 2010 and the first quarter of 2011 prior to retiring its TARP preferred securities. We manage the Parent Company cash balance to provide sufficient liquidity to fund all forecasted obligations (primarily debt and capital related) for an extended period of months in accordance with Company risk limits.

Critical Accounting Policies, page 66

Allowance for Credit Losses, page 66

Comment 15	Your disclosure on page 67 as to how your internal risk ratings relate to the likelihood of loss appears to be vague. For example, you have indicated that if 10 percent of loans within your commercial portfolio segment experienced downgrades of two internal risk ratings, the ALLL for this portfolio would increase by $150 million as of December 31, 2010. Please clarify how this adjustment is calculated and provide more specificity on how you chose to only downgrade 10 percent of your commercial portfolio loans, and which ones, for purposes of this sensitivity disclosure. For example, it would appear that a different result could occur if the 10 percent of loans downgraded were some of the higher graded loans, versus loans that were already lower graded in the portfolio.

Response	The commercial stress analysis was calculated using an expected loss (“EL”) calculation based on internal Company risk ratings for probability of default (“PD”) and loss given default. All commercial obligors were downgraded two PD risk ratings. The “stressed EL” was calculated and compared to EL’s used in the fourth quarter 2010 ALLL estimation process. The $150 million is 10% of that difference. The Company will provide disclosures that clarifies this methodology in our 2011 Form 10-K.

The decision was made to apply a 10% sensitivity analysis on the commercial portfolio based upon sensitivity analysis applied to other of our balance sheet exposures (e.g., MSRs, net interest income, and MVE). In addition, this disclosure was consistent with similar disclosures provided by various peer banks in their 2009 Form 10-Ks. The downgrades were applied evenly across all performing risk ratings.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Business Segment Results, page 79

Mortgage, page 85

Comment 16	We note your disclosure that in 2009 you had a $347 million decrease in operating losses due to a change in classification related to borrower misrepresentation and claim denials. We also note your disclosure on page 186 that you filed suit against United Guaranty Residential Insurance Company of North Carolina (UGRIC) in July 2009 seeking payment of denied mortgage insurance claims regarding second lien mortgages. Please tell us whether you have any loans insured by UGRIC for which you have not provided an allowance for loan loss given the mortgage insurance on the loan, and if so, please quantify the amounts. Additionally, please tell us whether you have experienced other mortgage insurers denying a significant amount of claims, and if so, please quantify the amount of loans subject to that coverage, and discuss how you are factoring in the insurance claim denials into your allowance for loan loss.

Response	There are no loans insured by UGRIC for which the Company has not provided an allowance for loan loss as a result of us having reached the stop loss limits on most of these insurance policies. Prior to us experiencing claim denial issues with UGRIC and cumulative losses on the loans approaching the policy limits, the insurance contracts were factored into our allowance for loan loss consideration. Through that process, the Company considered the amount thought to be recoverable through UGRIC as a reduction of the allowance amount that would have otherwise been recognized. However, subsequent to December 31, 2009, our loan loss provision did not include the benefit of payment from UGRIC as part of recognizing our loan loss allowance due to the reasons described above. Please refer to the Loans and Allowance for Credit Losses sections of the Company’s MD&A in the 2009 Form 10-K for further discussion of the accounting for insured mortgage loans.

Other than the second lien loans insured by UGRIC, the Company has few loans with mortgage insurance and has not experienced other mortgage insurers denying a significant amount of claims.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Item 8 – Financial Statements and Supplementary Data, page 91

Note 1 – Significant Accounting Policies, page 97

Loans, page 99

Comment 17	We note that some of your policy disclosures have not been discussed or disaggregated by class of financing receivable as required by ASC 310-10-50. Specifically, it is unclear how you comply with the disclosure requirements of ASC 310-10-50-5B and 310-10-50-15 as they require you to provide information discussed in ASC 310-10-50-6(a) through 50-6(d) and ASC 310-10-50-15(b) and (e) by class of financing receivable. Please either revise future filings to provide the required disclosures, clarify that the disclosed policies relate to all of your classes of financing receivables, or tell us why you believe further disaggregation is not deemed necessary.

Response	The Company has revised our loan policy disclosures to provide clarifying language with respect to class level disclosure requirements in Note 1, “Significant Accounting Policies”, of our Q2 2011 Form 10-Q as follows.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are considered LHFI. The Company’s loan balance is comprised of loans held in portfolio, including commercial loans, consumer loans, and residential loans. Interest income on all types of loans, except those classified as nonaccrual, is accrued based upon the outstanding principal amounts using the effective yield method.

Commercial loans (commercial & industrial, commercial real estate, and commercial construction) are considered to be past due when payment is not received from the borrower by the contractually specified due date. The Company typically classifies commercial loans as nonaccrual when one of the following events occurs: (i) interest or principal has been past due 90 days or more, unless the loan is secured by collateral having realizable value sufficient to discharge the debt in full and the loan is in the legal process of collection; (ii) collection of recorded interest or principal is not anticipated; or (iii) income for the loan is recognized on a cash basis due to the deterioration in the financial condition of the debtor. When a loan is placed on nonaccrual, unpaid interest is reversed against interest income. Interest income on nonaccrual loans, if recognized, is recognized after the principal has been reduced to zero. If and when commercial borrowers demonstrate the ability to repay a loan in accordance with the contractual terms of a loan classified as nonaccrual, the loan may be returned to accrual status.

Consumer loans (guaranteed student loans, other direct, indirect, and credit card) are considered to be past due when payment is not received from the borrower by the contractually specified due date. Other direct and indirect loans are typically

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

placed on nonaccrual when payments have been past due for 90 days or more except when the borrower has declared bankruptcy, in which case, they are moved to nonaccrual status once they become 60 days past due. Credit card loans are never placed on nonaccrual status but rather are charged off once they are 180 days past due. Guaranteed student loans continue to accrue interest regardless of delinquency status because collection of principal and interest is reasonably assured. When a loan is placed on nonaccrual, unpaid interest is reversed against interest income. Interest income on nonaccrual loans, if recognized, is recognized after the principal has been reduced to zero. Nonaccrual loans are typically returned to accrual status once they no longer meet the delinquency threshold that resulted in them initially being moved to nonaccrual status.

Residential loans (guaranteed residential mortgages, nonguaranteed residential mortgages, home equity products, and residential construction) are considered to be past due when a monthly payment is due and unpaid for one month. Nonguaranteed residential mortgages and residential construction loans are generally placed on nonaccrual when payments are 120 days past due. Home equity products are generally placed on nonaccrual when payments are 90 days past due. The exception for nonguaranteed residential mortgages, residential construction loans, and home equity products is when the borrower has declared bankruptcy, in which case, they are moved to nonaccrual status once they become 60 days past due. Guaranteed residential mortgages continue to accrue interest regardless of delinquency status because collection of principal and interest is reasonably assured. When a loan is placed on nonaccrual, unpaid interest is reversed against interest income. Interest income on nonaccrual loans, if recognized, is recognized on a cash basis. Nonaccrual loans are typically returned to accrual status once they no longer meet the delinquency threshold that resulted in them initially being moved to nonaccrual status.

TDRs are loans in which the borrower is experiencing financial difficulty and the Company has granted an economic concession to the borrower. To date, the Company’s TDRs have been predominantly first and second lien residential mortgages and home equity lines of credit. Prior to modifying a borrower’s loan terms, the Company performs an evaluation of the borrower’s financial condition and ability to service under the potential modified loan terms. The types of concessions granted are generally interest rate reductions and/or term extensions. If a loan is accruing at the time of modification, the loan remains on accrual status and is subject to the Company’s charge-off and nonaccrual policies. See the “Allowance for Credit Losses” section within this Note for further information regarding these policies. If a loan is on nonaccrual before it is determined to be a TDR then the loan remains on nonaccrual. TDRs may be returned to accrual status if there has been at least a six month sustained period of repayment performance by the borrower. Consistent with regulatory guidance, upon sustained performance and classification as a TDR through the Company’s year

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

end, the loan will be removed from TDR status as long as the modified terms were market-based at the time of modification. Generally, once a residential loan becomes a TDR, it is probable that the loan will likely continue to be reported as a TDR for the life of the loan. Interest income recognition on impaired loans is dependent upon nonaccrual status, TDR designation, and loan type as discussed above.

For loans accounted for at amortized cost, fees and incremental direct costs associated with the loan origination and pricing process, as well as premiums and discounts, are deferred and amortized as level yield adjustments over the respective loan terms. Premiums for purchased credit cards are amortized on a straight-line basis over one year. Fees received for providing loan commitments that result in funded loans are recognized over the term of the loan as an adjustment of the yield. If a loan is never funded, the commitment fee is recognized into noninterest income at the expiration of the commitment period. Origination fees and costs are recognized in noninterest income and expense at the time of origination for newly-originated loans that are accounted for at fair value. See Note 3, “Loans” for additional information.

Note 6 – Loans, page 113

Comment 18	Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Response	The Company recognized the change in present value attributable to the passage of time through the provision for credit losses in the Consolidated Statement of Income/(Loss). The following is an updated excerpt from Note 1, “Significant Accounting Policies – Allowance for Credit Losses” of our 2010 Form 10-K, which the Company has also included in Note 1, “Significant Accounting Policies” of our Q2 2011 Form 10-Q.

Large commercial (all loan classes) nonaccrual loans and certain consumer (other direct), residential (nonguaranteed residential mortgages, home equity products, and residential construction), and commercial (all classes) loans whose terms have been modified in a TDR are individually identified for evaluation of impairment. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement. If necessary, a specific allowance is established for individually evaluated impaired loans. The specific allowance established for these loans is based on a thorough analysis of the most probable source of repayment, including the present value of the loan’s expected future cash flows, the loan’s estimated market value, or the estimated fair value of the underlying collateral depending on the most likely source of repayment. Any change in the present value attributable to the passage of time is recognized through the provision for credit losses.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Comment 19	We note your disclosure that OREO does not include foreclosed real estate related to serviced loans insured by the FHA or VA. Please quantify the amount of OREO excluded as of December 31, 2010 and 2009, and clarify the mechanics related to the accounting for OREO for FHA and VA loans, including whether you ever take title to the properties prior to submitting the claims to FHA and VA. Additionally, please tell us whether you have experienced any increases in denials of claims from the U.S. Government on these types of loans.

Response	The foreclosure process varies by state, but generally, the Company takes title to FHA/VA OREO prior to the property being conveyed to HUD and submitting the claims. As the servicer, the Company takes title as an interim procedure before conveying title to HUD. The amount the Company is carrying on the balance sheet related to these assets includes interest and corporate advances that are reimbursable by FHA or VA. Because the title is temporarily in the name of the Company and because the carrying amount of the asset includes the value of the property plus claim amounts due from FHA or VA, the Company believes classifying the asset as a receivable due from FHA or VA best represents the nature of this asset. The receivable amount related to FHA/VA OREO totaled $175 million and $195 million at June 30, 2011 and December 31, 2010, respectively. To date, the Company has not experienced any increases in denials of claims from the U.S. Government on these types of loans.

The Company included the underlined information below in Note 3, “Loans”, of our Q2 2011 Form 10-Q.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

(Dollars in millions)	June 30, 2011	December 31, 2010
Nonperforming Assets
Nonaccrual/NPLs:
Commercial loans:
Commercial & industrial[1]	$537	$584
Commercial real estate	399	342
Commercial construction	627	961
Residential loans:
Residential mortgages — nonguaranteed[2]	1,412	1,543
Home equity products	335	355
Residential construction	266	290
Consumer loans:
Other direct	9	10
Indirect	25	25

Total nonaccrual/NPLs	3,610	4,110
OREO[3]	483	596
Other repossessed assets	11	52

Total nonperforming assets	$4,104	$4,758

[1]	Includes $4 million of loans carried at fair value at June 30, 2011 and December 31, 2010, respectively.
[2]	Includes $23 million and $24 million of loans carried at fair value at June 30, 2011 and December 31, 2010, respectively.
[3]

Does not include foreclosed real estate related to loans insured by the FHA or the VA. Proceeds due from the FHA and the VA are recorded as a receivable in other assets until the funds are received and the property is conveyed. The receivable amount related to proceeds due from FHA or the VA totaled $175 million and $195 million at June 30, 2011 and December 31, 2010, respectively.

Comment 20	We note your disclosure that the tables disclosing current FICO scores for each of your residential and consumer loan classes excludes student loans and residential mortgages guaranteed by government agencies. Please tell us and clarify your disclosure in future filings as to whether you get updated FICO scores for those loan balances. If not, please disclose whether there are any other credit indicators or other procedures you perform related to those loans.

Response

The Company excludes residential mortgages guaranteed by government agencies, federal student loans guaranteed by government agencies, and private student loans with third party insurance from the credit quality indicator tables because the Company believes that the credit risk associated with these loans is fully mitigated by the presence of a federal agency guarantee or third party insurance. As a result, the Company does not believe that inclusion of these loans would be useful to a reader in evaluating the credit risk inherent within our loan

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

portfolio. For federal student loans guaranteed by government agencies, the Company does not obtain updated FICO scores as the Company does not originate the loans. For guaranteed student loans, the Company monitors the credit quality of this loan class based primarily on delinquency status, which it believes is the best indicator of credit quality. The Company included in Note 3, “Loans”, of our Q2 2011 Form 10-Q the following disclosure.

For consumer and residential loans, the Company believes that consumer credit risk, as assessed by the FICO scoring method, is a relevant credit quality indicator. FICO scores are obtained at origination as part of the Company’s formal underwriting process, and refreshed FICO scores are obtained by the Company at least quarterly. However, for student loans which are guaranteed by a federal agency, the Company does not utilize FICO scores as the Company does not originate government guaranteed student loans. For guaranteed student loans, the Company monitors the credit quality based primarily on delinquency status, which it believes is the most appropriate indicator of credit quality. As of June 30, 2011 and December 31, 2010, 77% of the guaranteed student loan portfolio was current with respect to payments; however, the loss exposure to the Company was mitigated by the government guarantee.

LHFI by credit quality indicator are shown in the tables below.

	Commercial & industrial		Commercial real estate		Commercial construction
(Dollars in millions)	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Credit rating:
Pass	$43,551	$42,140	$3,941	$4,316	$641	$836
Criticized accruing	1,834	2,029	1,367	1,509	472	771
Criticized nonaccruing	537	584	399	342	627	961

Total	$45,922	$44,753	$5,707	$6,167	$1,740	$2,568

	Residential mortgages - nonguaranteed[2]		Home equity products		Residential construction
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Current FICO score range:
700 and above	$15,752	$15,920	$11,471	$11,673	$752	$828
620 - 699	4,226	4,457	2,862	2,897	219	258
Below 620[1]	3,246	3,582	1,836	2,181	147	205

Total	$23,224	$23,959	$16,169	$16,751	$1,118	$1,291

	Consumer - other direct[3]		Consumer - indirect		Consumer - credit cards
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Current FICO score range:
700 and above	$1,111	$973	$7,023	$6,780	$219	$258
620 - 699	237	231	1,822	1,799	123	149
Below 620[1]	90	105	785	920	65	78

Total	$1,438	$1,309	$9,630	$9,499	$407	$485

[1]	For substantially all loans with refreshed FICO scores below 620, the borrower’s FICO score at the time of origination exceeded 620 but has since deteriorated as the loan has seasoned.
[2]

Excludes $4.5 billion at both June 30, 2011 and December 31, 2010 of federally guaranteed residential loans. At both June 30, 2011 and December 31, 2010, the vast majority of these loans had FICO scores of 700 and above.

[3]

Excludes $425 million and $413 million as of June 30, 2011 and December 31, 2010, respectively, of private-label student loans with third party insurance. At both June 30, 2011 and December 31, 2010, the vast majority of these loans had FICO scores of 700 and above.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Note 9 – Goodwill and Other Intangible Assets, page 121

Comment 21	We note your disclosure that you completed your annual impairment review of goodwill as of September 30, 2010 and determined there was no impairment of your $6.3 billion balance of goodwill. Given that the vast majority of the goodwill balance is in segments that are operating at near break-even levels in 2010, and the fact that your market capitalization is substantially below book value as of December 31, 2010 and subsequent periods, please revise future filings to disclose the percentage by which the fair value of your reporting unit exceeds the carrying value.

Response	The Company notes that the fair value of our reporting units exceeded their carrying amount by the following percentages, as of September 30, 2010. Thus, the Company believes that the disclosures contained in our 2010 Form 10-K Critical Accounting Policies sufficiently addressed this requirement. Nonetheless, the Company will include the percentage by which the fair value exceeds the carrying amount of our reporting units based upon our annual impairment test as of September 30, 2011 in our 2011 Form 10-K.

Excess of Fair Value over Carrying Amount of Reporting Units
Branch Banking	22%
Diversified Commercial Banking	28%
Corporate and Investment Banking	60%
Wealth and Investment Management	201%

Comment 22	We note that you recognized a $275 million reduction in your residential mortgage servicing rights during 2010 (and a $7 million decrease in the first quarter of 2011) and your footnote indicates that it primarily represents changes in discount rates and prepayment speed assumptions. We also note your disclosure on page 68 of your March 31, 2011 Form 10-Q that your valuation methodology assumes that the higher elevated servicing costs that you are currently experiencing will remain high for a considerable period of time and thus your valuation of MSRs in the first quarter of 2011 does not explicitly assume any higher costs associated with the April 13, 2011 Federal Reserve Consent Order. Please tell us about the adjustments you have made to assumptions regarding higher servicing costs, including quantifying the amounts and the specific periods the assumption changes were made.

Response

The $275 million decrease in MSR market value in 2010 attributable to changes in inputs and assumptions was primarily due to a decrease in interest rates, which drives increased prepayments. The Company estimates the loss specific to interest rate changes was $268 million. With regard to assumption changes, the Company reviews the assumptions used to value MSRs at least quarterly. In 2010, the Company enhanced several assumptions including differentiating our servicing costs between core servicing and default servicing. The impact of these

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

servicing assumption changes is estimated to have been a $65 million loss; however, when combined with other assumption changes, the overall impact of the assumption changes in 2010 was minimal.

The MSR fair value change in the first quarter of 2011 related to changes in inputs and assumptions was a $70 million gain and was primarily attributable to changes in market interest rates. The $7 million loss noted in your question above related to the MSR value change due to MSR sales rather than changes in inputs and assumptions.

The impact of assumption changes, which excludes market input changes, in the second quarter of 2011, was an $18 million loss, which was primarily due to higher foreclosure related expenses.

Regarding the April 13, 2011 Federal Reserve Consent order, the Company is evaluating its potential impact. However, the Company does not expect it to have a have a material impact unless third party price indications reflect lower market valuations, which the Company disclosed in our Q2 2011 Form 10-Q within MD&A, subsection “Market Risk Management”.

Comment 23	We note your disclosure that as of January 1, 2009, you elected to create a second class of MSRs that was reported at fair value and you therefore transferred certain existing MSRs from LOCOM to fair value. We also note that that MSRs associated with loans originated and sold prior to 2008 continued to be accounted for at LOCOM until January 1, 2010 when you elected to designate all remaining MSRs carried at LOCOM at fair value. Please tell us the accounting guidance you relied up to elect the fair value option on these assets after initial recognition of the amounts.

Response	The Company followed the accounting guidance in paragraph 11 of FASB Statement 156, which was subsequently codified in ASC 860-50-35-3, to designate these classes of MSRs to be subsequently accounted for at fair value. As originally issued, paragraph 11 stated, “An entity also may make an irrevocable decision to subsequently measure a class of separately recognized servicing assets and servicing liabilities at fair value as of the beginning of any fiscal year that begins subsequent to the initial adoption of this Statement. Transferring servicing assets and servicing liabilities from a class subsequently measured using the amortization method to a class subsequently measured at fair value is permitted as of the beginning of any fiscal year. The subsequent measurement of servicing assets and servicing liabilities at fair value shall be applied prospectively with a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year to reflect the difference between the fair value and the carrying amount, net of any related valuation allowance, of the servicing assets and servicing liabilities that exist at the beginning of the fiscal year in which the entity makes the fair value election. The amount of the cumulative-effect adjustment shall be separately disclosed.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Note 11 – Certain Transfers of Financial Assets, Mortgage Servicing Rights…, page 122

Comment 24	We note your disclosure on page 127 showing your portfolio balances and delinquency balances based on accruing loans 90 days or more past due and all nonaccrual loans, and net charge-offs related to managed portfolio loans. We also note that residential loans securitized through Ginnie Mae, Fannie Mae and Freddie Mac have been excluded from the table since you do not retain any beneficial interest or other continuing involvement in the loans other than servicing responsibilities. Lastly, we note your disclosure that past due loans includes $979 million of loans eligible for repurchase from GNMA as of December 31, 2009 and $0 as of December 31, 2010. Please respond to the following:

•

Tell us in more detail why you exclude the GNMA loans from this disclosure. In this regard, we note that you would appear to regain control over the loans once they become past due and eligible for repurchase and thus this would appear to be relevant and useful information.

•	Tell us why the past due loans eligible for repurchase from GNMA decreased from $979 million at December 31, 2009 to $0 at December 31, 2010.

•

Given that you maintain a significant representation and warranty reserve related to the Fannie Mae and Freddie Mac loans, as discussed in further detail in Note 18, please tell us why you do not believe it would be useful to provide disclosure related to the delinquency statistics in those trusts given that those are the loans most likely to result in a repurchase request.

Response	Ginnie Mae loans eligible for repurchase were included in our past due loan total at December 31, 2010, as well as, at December 31, 2009. The footnote to the table indicated that these loans were previously classified as held for sale at December 31, 2009. The Company included these loans in the past due numbers even though they were not included in the managed loan totals. When the Company began repurchasing these loans during 2010, the Company classified them as held for investment loans because our intent was to hold them in our portfolio. Once this change in classification occurred, the loans were included in both the past due and managed loan totals as of December 31, 2010.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

The Company has included the delinquency information for loans sold to Fannie Mae and Freddie Mac in our managed loan table in Note 6, “Certain Transfers of Financial Assets and Related Variable Interests”, of our Q2 2011 Form 10-Q as follows:

	Principal Balance		Past Due		Net Charge-offs
(Dollars in millions)	June 30 2011	December 31 2010	June 30 2011	December 31 2010	For the Three Months Ended June 30		For the Six Months Ended June 30
					2011	2010	2011	2010
Type of loan:
Commercial	$53,369	$53,488	$1,586	$1,904	$179	$222	$335	$391
Residential	45,024	46,521	2,985	3,122	297	465	677	1,068
Consumer	16,520	15,966	675	649	29	35	64	84

Total loan portfolio	114,913	115,975	5,246	5,675	505	722	1,076	1,543
Managed securitized loans
Commercial	2,051	2,244	41	44	—	22	—	22
Residential	120,875	120,429	3,053	3,497	15	11	27	22

Total managed loans	$237,839	$238,648	$8,340	$9,216	$520	$755	$1,103	$1,587

Note 18 – Reinsurance Arrangements and Guarantees, page 159

Guarantees, page 160

Visa, page 160

Comment 25	We note that you sold 3.2 million shares of Class B Visa Inc.’s common stock to another financial institution (“Counterparty”) and entered into a derivative with the Counterparty. Under the derivative, the Counterparty will compensate you for any decline in the conversion factor as a result of the outcome of the litigation. Conversely, you will be compensated by the Counterparty for any increase in the conversion factor. Please tell us, and expand your disclosure in future filings to discuss, what the conversion factor is and how it is used to determine the level of compensation.

Response	If there is a decline in the conversion factor, it triggers a cash payment by the Company to the Counterparty until such time the litigation is resolved. The conversion factor at the inception of the derivative on May 28, 2009 was 0.6296 and the conversion factor as of June 30, 2011 was 0.4881. The amount of the cash payment is calculated by multiplying the number of shares subject to the derivative (3.2 million) * the conversion rate change* the average Visa share price (over a 2 day period beginning when a notification of change in the conversion rate takes place). The following is an excerpt of the expanded disclosure the Company provided in our Q2 2011 Form 10-Q within Note 13, “Reinsurance Arrangements and Guarantees” to discuss the conversion factor.

In May 2009, the Company sold its 3.2 million shares of Class B Visa Inc. common stock to another financial institution (“the Counterparty”) and entered

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

into a derivative with the Counterparty. The Company received $112 million and recognized a gain of $112 million in connection with these transactions. Under the derivative, the Counterparty will be compensated by the Company for any decline in the conversion factor as a result of the outcome of the Litigation. Conversely, the Company will be compensated by the Counterparty for any increase in the conversion factor. The amount of compensation is a function of the 3.2 million shares sold to the Counterparty, the change in conversion rate, and Visa’s share price. The Counterparty, as a result of its ownership of the Class B common stock, will be impacted by dilutive adjustments to the conversion factor of the Class B common stock caused by the Litigation losses. The conversion factor at the inception of the derivative in May 2009 was 0.6296 and as of June 30, 2011 the conversion factor had decreased to 0.4881 due to Visa’s funding of the litigation escrow account. The decreases in the conversion factor triggered payments by the Company to the Counterparty of $5 million, $17 million, and $10 million during 2011, 2010 and 2009, respectively. A high degree of subjectivity was used in estimating the fair value of the derivative liability, and the ultimate impact to the Company could be significantly higher or lower than the $17 million and $23 million recorded as of June 30, 2011 and December 31, 2010, respectively.

Comment 26	Also clarify whether the range of loss determined based upon the Visa litigation is also incorporated into your reasonable possible losses of range discussed in Note 21 on page 183. If not, please explain your reasons for excluding it.

Response	In estimating the range of reasonably possible losses for purposes of the disclosure in Note 21, “Contingencies”, of our 2010 Form 10-K, the Visa litigation was considered amongst the other litigation that SunTrust is a party to; however, as of December 31, 2010, March 31, 2011, and June 30, 2011, the Company does not believe it has the ability to estimate a reasonably possible loss associated with the Visa litigation in excess of the derivative liability recorded at the respective balance sheet dates.

Loan Sales, page 161

Comment 27

We note that you have not determined an estimated range of reasonably possible loss for your potential obligation to repurchase mortgages that you have sold, whether as whole loans or pursuant to a securitization, because such obligation depends upon the occurrence of future events and any potential future liability cannot be determined. However, you disclosed on page 31 that you expect repurchase requests to be at elevated levels for the foreseeable future. We also note that repurchase request volume was $1.1 billion, $1.1 billion and $557 million during the years ended 2010, 2009 and 2008, respectively, and on a cumulative basis since 2005 has been $3.5 billon.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Given your experience in resolving such claims, it appears that you should be able to provide an estimate of reasonably possible loss in excess of the estimated liability for your mortgage repurchase request. Please advise.

Response	Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies, and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.

This uncertainty is largely driven by the repurchase request rate. In our Critical Accounting Policies section of our 2010 Form 10-K, the Company noted that “One of the most critical and judgmental assumptions is the repurchase request rate because it requires us to make assessments regarding the actions that will be taken by third party purchasers in the context of the limited and highly variable history we have experienced with their current volume of requests.”

Because of the high degree of variability in estimating the reserve amount and the considerable judgment involved, we believe it is more useful to provide an analysis of the sensitivity of the reserve estimate to a 10% adverse change in the key assumptions (repurchase demand rate, repurchase rate given demand and severity), which we provided within “Critical Accounting Policies” in the 2010 Form 10-K. As this matter continues to season, and we gain additional historical experience related to these key assumptions that enables us to estimate a range of potential loss with increased precision, we will consider providing in future filings an estimate of the range of reasonably possible loss.

Note 19 – Concentrations of Credit Risk

Comment 28	We note your disclosure that you had $13.2 billion and $15.4 billion of interest only loans, primarily with a 10 year interest only period. Please clarify if these amounts refer to, or include, your home equity mortgages.

Response	The amounts referenced above are closed end mortgage loans and are exclusive of our home equity products. Given that home equity products are revolving credits allowing for future advances and our portfolio does not include off-market product terms that expose the Company to increased credit risk, it would not be appropriate to comingle the distinctive products in the disclosure.

Item 15. Exhibits, Financial Statement Schedules, page 196

Comment 29	Please tell us the basis for your determination that you are not required to file the agreements you entered into related to the transfer of $14.1 billion in money market funds to Federated Investors.

Response	SunTrust did not file the agreement related to the transfer of certain customer money market assets to Federated Investors because the agreement did not provide for rights or obligations which were material to SunTrust.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

At the outset, it is important to fully understand the structure of this transaction. The transaction involved the transfer at closing of $14.1 billion in SunTrust customer assets. These were assets, generally liquid funds, of SunTrust customers invested in common and collective trust funds of SunTrust Bank or money market mutual funds advised by SunTrust’s subsidiary RidgeWorth Capital Management and sub-advised by its subsidiary StableRiver Capital Management. In other words, SunTrust reached an agreement with Federated pursuant to which SunTrust would change the money market fund provider for certain customer assets from these common and collective trust funds and money market mutual funds to Federated-advised Funds. The transaction was not the sale of a business and did not include the transfer of any employees or tangible assets, plants, or equipment.

While neither party to the transaction disclosed financial terms, Federated provided certain consideration to SunTrust. The rationale for this consideration was that there are potential revenues streams available from managing such customer funds. However, the liquidity management business is an extremely low-margin business with management fees measured in basis points rather than percentage points. This was particularly true at the time of the transaction due to the exceptionally low interest rate environment and its adverse effect on money market mutual fund management fees. In other words, the profitability of an already low margin business was reduced as a result of the low interest rate environment. As a result, the consideration received by SunTrust was significantly less than the amount of customer assets under management which were transferred. As noted in Note 22, “Business Segment Reporting” and Note 9, “Goodwill and Other Intangible Assets” to the Company’s financial statements of its 2010 Form 10-K, SunTrust received cash consideration of $7 million and a revenue sharing agreement valued at approximately $11 million.

Other indications of the immateriality of the transaction to SunTrust are the fact that the business accounted for less than one percent of SunTrust’s consolidated revenues in 2010 ($8.7 billion) and involved only thirty-six of SunTrust’s 29,000+ employees (approximately one-tenth of one percent).

In sum, SunTrust concluded that the transaction was not material to it based on a number of factors, including that:

•	transaction proceeds were immaterial;

•	the business was small relative to SunTrust as a whole in terms of revenues, profitability, number of employees, and similar metrics; and

•	the business had a declining financial outlook and provided a non-core, easily substitutable service to SunTrust customers.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Exhibits 31.1 and 31.2

Comment 30	Please refer to Exhibits 31.1 and 31.2 to the Form 10-Q for the quarter ended March 31, 2011. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response	Item 601(b)(31) of Regulation S-K requires registrants to file as exhibits the certifications of their principal executive officer and principal financial officer in the form specified by such Item. That item requires among other things that (1) the certification to identify the certifying individual, (2) be signed, and (3) include the title of the certifying individual under such person’s signature.

SunTrust did file the certifications of its principal executive officer and principal financial officer as required by Item 601(b)(31) of Regulation S-K and Exchange Act Rule 13a-14(a). These certifications included an identification of the certifying individual by name and title. Specifically, Exhibit 31.1 begins “I, James M. Wells III, Chairman of the Board and Chief Executive Officer of the Company, certify that . .” Likewise, Exhibit 31.2 begins, “I, Aleem Gillani, Corporate Executive Vice President, Chief Financial Officer and Treasurer of the Company, certify that . . .” The Company believes these forms of certification fully comply with Exchange Act requirements. However, the Company will revise future filings to omit the title of the certifying individual in the first line (but not following the signature).

Form 10-Q for the Quarter Ended March 31, 2011

Note 3 – Loans, page 10

Comment 31	You have disclosed that the credit quality indicator used in assessing the credit quality for your commercial portfolio is using the individual loan’s risk assessment expressed according to regulatory agency classification, Pass or Criticized. However, in Note 6 on page 113 of your Form 10-K for the year ended December 31, 2010, you indicated that you consider credit ratings from NRSROs when assigning credit ratings to commercial borrowers, except that you also consider proprietary loss severity expectations to derive a dual rating approach to risk of loss. Please clarify whether your current policy represents a change in how you determine the credit quality of your commercial portfolio from the prior period. If so, please explain to us why you believe this approach is a more appropriate method in assessing the credit quality of your commercial borrowers.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Response	Our internal credit ratings methodologies and how we assess credit quality have not changed, rather, our disclosures have evolved as additional industry information has become available. In the Company’s 2010 Form 10-K, there is a description of our dual internal risk rating system in how we assess credit quality, which assigns both probability of default and loss given default ratings to derive estimated losses, to map the portfolio of commercial loans to equivalent investment grade/non-investment grade NRSRO ratings. This approach was employed to increase transparency by employing a widely understood rating framework; it was also believed that other banks would apply a similar approach in their disclosures. In the Company’s Q1 2011 Form 10-Q, the Company determined that additional transparency and comparability could be achieved by replacing the NRSRO nomenclature with the regulatory ratings framework of “Pass” and “Criticized” loans, since more of our peer banks appeared to be employing this convention. Consistent with our 2010 Form 10-K disclosure, the Company’s dual internal risk rating framework is used to map the classification of loans between “Pass” and “Criticized”.

Comment 32	In addition, please expand your disclosure in future filings to discuss the criteria that would constitute a loan as being classified as Pass or Criticized, and clarify whether you have different sub-categories of loans classified as criticized which should also be disclosed as a relevant credit quality indicator.

Response	SunTrust employs a dual internal risk rating system, which assigns both probability of default (PD) and loss given default (LGD) ratings to derive estimated losses. Assignment of PD and LGD factors are predicated upon such things as consumer credit risk scores, rating agency information, LTV ratios, collateral type, debt service coverage ratios, collection experience, other internal metrics/analysis and qualitative assessments (factors used may vary by borrower/loan type). In addition, when assigning a Criticized rating, SunTrust conforms to existing regulatory definitions.

SunTrust’s risk rating system is very granular, with multiple risk ratings in both the Pass and Criticized categories. In the Criticized category, SunTrust conforms to the regulatory classifications of Other Assets Especially Mentioned (OAEM, or Special Mention), Adversely Classified, Doubtful and Loss. However, for the purposes of disclosure, management believes the most meaningful distinction is between Accruing Criticized (which includes Special Mention and a portion of Adversely Classified) and Non-Performing (which includes a portion of Adversely Classified, Doubtful and Loss). This distinction identifies those higher risk loans with for which there is a basis to believe that the Company will collect all amounts due versus those for which full collection is uncertain.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

The Company has included in Note 3, “Loans”, to its Q2 2011 Form 10-Q the following disclosure.

Loans are rated pass or criticized based on the borrower’s willingness and ability to contractually perform along with the estimated net losses the Company would incur in the event of default. Criticized loans have a higher probability of default. As a result, criticized loans are further categorized into accruing and nonaccruing, representing management’s assessment of the collectability of principal and interest. Ratings for loans are updated at least annually or more frequently if there is a material change in creditworthiness.

Note 12 – Fair Value Election and Measurement, page 35

Comment 33	We note your disclosure on page 49 that you value Level 3 OREO consisting of lots and land using a pooled approach when property-specific values are not available. Please respond to the following:

•	Describe the pooled approach used in more detail;

Response	Level 3 OREO consists of lots and land for which initial valuations are based on property-specific appraisals or internal valuations. Due to the low dollar balance per property and geographic dispersion of the portfolio, these properties are re-evaluated at least annually using a pooled approach.

Land and lots have proven to be the most challenging asset class to accurately value due in part to the high volume, low balance composition of the asset class. The dearth of comparable sales and uncertainty regarding recovery of the residential real estate markets has made asset specific valuations somewhat less reliable compared to valuations obtained during more stable economic periods. Consequently, as lots and land OREO assets aged and updated valuations were needed, a pooled discount methodology was developed and portfolio-level valuation reserves established to address the ongoing decline in market values for these low balance and relatively homogenous land and lots. The pooled discount methodology is advantageous in that it provides a means to reserve for losses across a broad band of land and lot assets rather than rely on potentially unreliable asset-specific valuations, plus it affords an efficient process to address a very high volume of relatively low balance assets.

The pooled discount methodology is applied to land and lot assets that have valuations older than six months and that have a net carrying value of less than $1 million. SunTrust’s independent internal valuation group in Corporate Risk determines the discount to be applied and the discount percentages are segregated by state and by asset class (residential or commercial). The discount percentages are determined by examining various valuation data points that allows the

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

valuation group to establish a monthly Market Condition Adjustment (“MCA”) which reflects the general market decline/increase in a particular state for a particular asset class. The MCAs are then applied to the relevant pool of assets to determine the appropriate portfolio-level valuation reserves. In addition to the above methodology, we also apply additional reserves where our offering price (less estimated selling costs) is less than our net carrying values less any property specific reserves, if any.

•

Tell us whether you have sold any of these OREO properties, and if so, whether a significant loss was recorded upon sale. To the extent the answer is yes, tell us how you adjusted your pooled methodology to more appropriately approximate fair value for these properties.

Response	The Company has sold a meaningful percentage of our level 3 OREO assets each quarter, and have realized losses in most quarters before taking into account the reductions to the portfolio-level valuation reserves that occur due to the disposition of these assets. As an example, of the $39 million in assets reported as level 3 in the first quarter of 2011, $10 million, or approximately 25%, were sold in the second quarter of 2011 generating a net loss on sale of $4.8 million, but at the same time there was a corresponding reduction in the valuation reserves of $4.5 million as these disposed assets were removed from the pool. While the disclosed gross loss was $4.8 million, the incremental realized loss to the Company was only $0.3 million ($4.8 million less $4.5 million). Both the loss on sale and reduction of the valuation reserve are included in the Other Real Estate Expense line item on the Consolidated Statement of Income/(Loss).

From the third quarter of 2009 to date, the valuation methodology for lots and land OREO assets has evolved based primarily on (1) our knowledge regarding market conditions and market trends in the geographies in which our lots and land OREO assets are located, (2) our knowledge regarding performance and market acceptance of various asset categories and (3) our experience in marketing and selling various lots and land OREO assets.

Two refinements to the reserve methodology include: (1) in addition to the pool discount, if the asset is to be listed with a specific offering price and such offering price is less than the NCV, then additional reserves are established, and (2) the pooled discount methodology is now applied to land and lot assets with valuations older than 6 months rather than the 12 month benchmark previously used.

•

We note your disclosure on page 76 that you had a net loss on sales of OREO of $13 million and net gain on sales of $6 million, “excluding changes in the valuation reserve attributable to lots and land for which current property-specific values were not available prior to sale.” Please clarify what is meant by this statement and quantify the amount of additional reserve necessary in comparison to the value of property sold.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Response	The net loss on sales of OREO of $13 million and net gain on sales of $6 million are not inclusive of the previously described portfolio-level valuation reserves. Corresponding reductions of portfolio-level valuation reserves for 1Q 2011 and 1Q 2010 were $9 million and $4 million, respectively. The net impact of sales of OREO, including changes to valuation reserves, for 1Q 2011 and 1Q2010 was a $4 million loss and a $10 million gain, respectively. Both the gain/loss on sale and reduction of the valuation reserve are included in the Other Real Estate Expense line item on the Consolidated Statement of Income/(Loss).

The Company has included in our Q2 2011 Form 10-Q the following disclosures within Note 12, “Fair Value Election and Measurement in subsection Non-recurring Fair Value Measures”.

OREO is measured at the lower of cost or its fair value less costs to sell. Level 2 OREO consists primarily of residential homes, commercial properties, and vacant lots and land for which current property-specific appraisals, broker pricing opinions, or other market information is available. Level 3 OREO consists of lots and land for which initial valuations are based on property-specific appraisals or internal valuations. Due to the lower dollar value per property and geographic dispersion of the portfolio, these properties are re-evaluated at least annually using a pooled approach, which applies geographic factors to adjust carrying values for estimated further declines in value.

Additionally, the Company included the following disclosure within MD&A, subsection “Nonperforming Assets”.

OREO decreased by $113 million, or 19%, during the six months ended June 30, 2011. The decline consisted of a $130 million decrease in residential homes and an $18 million decrease in residential construction related properties, partially offset by a $35 million increase in commercial properties. During the six months ended June 30, 2011 and 2010, sales of OREO resulted in proceeds of $351 million and $344 million, respectively, and net losses on sales of OREO of $1 million and net gains of $5 million, respectively, inclusive of the valuation reserve attributed to lots and land evaluated under the pooled approach. Sales of OREO and the related gains or losses are highly dependent on our disposition strategy and buyer opportunities. See Note 12, “Fair Value Election and Measurement,” to the Consolidated Financial Statements in this Form 10-Q for more information. Gains and losses on sale of OREO are recorded in other real estate expense in the Consolidated Statements of Income/(Loss). Geographically, most of our OREO properties are located in Georgia, Florida, and North Carolina. Residential properties and land comprised 37% and 41%, respectively, of OREO;

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

the remainder is related to commercial and other properties. Upon foreclosure, the values of these properties were re-evaluated and, if necessary, written down to their then-current estimated value, less costs to sell. Further declines in home prices could result in additional losses on these properties. We are actively managing and disposing of these foreclosed assets to minimize future losses.

Note 14 – Contingencies, page 54

Consent Order with the Federal Reserve, page 55

Comment 34	We refer to your disclosure regarding the consent order that you and certain of your subsidiaries have entered into with the Federal Reserve as of April 13, 2011. Please file a copy of the consent order as an exhibit or, alternatively, provide a detailed analysis supporting your conclusion that you are not required to do so. Please also provide us with draft disclosure to be included in future filings describing the steps that you have taken to improve upon residential mortgage loan servicing, loss mitigation and foreclosure activities and any material impact to your future operations as a result of compliance with the consent orders, including, as appropriate, risk factor disclosure.

Response	SunTrust did not file the Consent Order after making a determination that it does not provide for rights or obligations which were material to SunTrust. SunTrust continues to believe our determination was correct. However, in light of the substantial interest in this item, we have filed the Consent Order as an exhibit to our Q2 2011 Form 10-Q.

The Consent Order in summary requires SunTrust or its relevant subsidiaries to do the following:

•	increase Board oversight of various aspects of loan servicing;

•	enhance risk management policies applicable to loan servicing, loss mitigation and foreclosure activities

•	increase personnel and improve training in relevant areas;

•	retain an independent consultant to review certain residential foreclosure actions during 2009-2010 and to perform a risk assessment;

•	provide a single point of contact for customers;

•	enhance management of third-party providers,

•	enhance operational controls regarding the use of the Mortgage Electronic Recording System (MERS); and

•	enhance management information systems, risk management, and internal audit related to loan servicing.

SunTrust believes that the Consent Order is identical or substantially the same as consent orders entered into by other large servicers. This is significant because it indicates that the regulator used a single form of consent order to address their concerns in the loan servicing industry as a whole and that the breadth of the Consent Order does not necessarily imply substantial SunTrust-specific problems.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

In fact, at the time SunTrust entered into the Consent Order, SunTrust was already in compliance with many of the Consent Order’s requirements, and had already begun voluntary efforts to implement other aspects of the Consent Order. For example, SunTrust conducted an internal review and did not find any instances of assignment fraud associated with the use of MERS. Similarly, prior to the Consent Order it had reviewed its foreclosure processes and had begun supplementing personnel and increasing training in these areas.

Also, the Consent Order, to a large extent, is redundant with existing legal requirements or merely restates existing legal requirements. To the extent it imposes requirements in addition to existing legal requirements; these are largely operational, in the nature of increased quality control or supervision, discrete reports, and investigations or enhanced monitoring. Importantly, the Consent Order does not impose any monetary fine or penalty or prevent SunTrust or its subsidiaries from conducting their business.

SunTrust does not mean to diminish the importance of the Consent Order to the mortgage servicing industry, but due to the above factors, and the fact that the contents of the Consent Order were generally well known as a result of substantial media coverage of the industry, SunTrust appropriately concluded that the Consent Order was not a material agreement required under existing SEC rules to be filed via its periodic reports. As noted above, SunTrust will file the Consent Order with its quarterly report because it may be of interest to investors as a result of substantial media coverage and because SunTrust referenced it in its MD&A.

SunTrust has complied with all aspects of the Consent Order and will continue to do so by continuing to actively work with our primary regulator to address our compliance. The Company does not believe compliance with the Consent Order will have a material impact on our business, although some business practices will change primarily to address single point of contact requirements. The cost to comply with the Consent Order will likely continue into the second quarter of 2012. The largest unknown is the Foreclosure Review (2 year look back at foreclosure activities) and this is due to the vagueness of the requirements.

See Note 14, “Contingencies” and MD&A, subsections “Executive Overview” and “Nonperforming Assets”, of our Q2 2011 Form 10-Q for our disclosures related to this matter.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Item 2 – Management’s Discussion and Analysis of Financial Condition…, page 59

Executive Overview, page 60

Financial performance, page 61

Comment 35	We note your discussion of your financial performance during the first quarter of 2011. Given that one of the most significant and prominent drivers of your net profit during the quarter was due to allowance for loan loss releases (which represented 55% of your pretax profit), we believe this fact should be more prominently disclosed and discussed, including the fact that the level of reserve releases is not sustainable, when discussing your financial results.

Response	The Company included the following discussion in our Q2 2011 Form 10-Q within MD&A, subsection “Executive Overview”.

During the three and six month periods ended June 30, 2011, the decreases in our provision for credit losses compared to the same periods in the prior year were 41% and 45%, respectively, and were a significant driver of the increase in our net income available to common shareholders. As credit quality continues to improve, the impact to net income available to common shareholders due to lower provisions for credit losses is expected to be less substantial in future periods.

Comment 36	Please refer to Table 1 on pages 63 and 64 where you reconcile your non-GAAP measures. We note that you present adjustments “net of tax” when reconciling certain non-GAAP financial measures. In future filings, please provide the tax effect of each reconciling item disclosed parenthetically or in a footnote to the reconciliation. Alternatively, you can also present the tax effect in one line in the reconciliation.

Response	Our 2Q 2011 Form 10-Q includes and our 2011 Form 10-K will include the tax effect of these items.

Exhibits 31.1 and 32.1

Comment 37	We note that James M. Wells III signed the section 302 and 906 certifications as the Chairman of the Board and Chief Executive Officer (CEO) dated May 4, 2011. We also note in a Form 8-K filed on April 21, 2011, the company announced William H. Rogers Jr. as CEO effective immediately, as part of a planned management transition. Please explain to us why the section 302 and 906 certifications were not signed by Mr. Rogers given that he was the CEO when the Form 10-Q for the quarter ended March 31, 2011 was filed.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

Response	The Company confirms that James M. Wells III was the appropriate person to provide the Section 302 and 906 certifications because he was the Chairman of the Board and Chief Executive Officer (CEO) on May 6, 2011 when the 10-Q was filed and until May 31, 2011. William H. Rogers, Jr. did not take office as CEO until June 1, 2011.

Mr. Rogers’ promotion to CEO was approved at a meeting of the Company’s Board of Directors on April 6, 2011. The Company announced the Board’s decision on Thursday, April 21, 2011, a few days prior to its annual meeting of shareholders, which was held on Tuesday, April 26, 2011. The Company accelerated the timing of the announcement of its next CEO to allow it to introduce him at the annual meeting of shareholders.

The Company in its April 21, 2011 press release stated that its Board of Directors had named James M. Wells III Executive Chairman and William H. Rogers, Jr., President and Chief Executive Officer as part of a planned management transition, with the “[t]ransition of responsibilities and reporting relationships [to] begin immediately and formally conclude on June 1, 2011. (emphasis added).” This press release was filed with the SEC as exhibit 99.3 under Item 9.01 of a current report on Form 8-K, and which was filed the same day in compliance with Regulation FD. The entire press release was also incorporated by reference into Item 5.02 of that 8-K.

Item 5.02(b) of Form 8-K requires a registrant, “[i]f the registrant’s principal executive officer . . . retires, resigns or is terminated from that position . . . [to] disclose the fact that the event has occurred and the date of the event.” In response to this requirement, the Company’s 8-K noted the fact of the announcement and stated that the announcement was “effective immediately” in the sense that it was not contingent on some future event, such as a shareholder vote or the like. The 8-K went on to incorporate the entire press release into the 8-K, including the above-quoted statement that the “[t]ransition of responsibilities and reporting relationships [would] begin immediately and formally conclude on June 1, 2011. (emphasis added).” Together, these statements accurately announced when the announcement was effective, when the transition would begin, and when it would be complete. Further, the Company confirms to you that the Board resolution appointing Mr. Rogers as CEO did not take effect until June 1, 2011, and that in fact Mr. Rogers did not assume the role of CEO until June 1, 2011.

Suzanne Hayes

Securities and Exchange Commission

August 9, 2011

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 813-5760 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Aleem Gillani
Aleem Gillani
Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. M. Doug Ivester
Audit Committee Chairman
Mr. William H. Rogers, Jr.
President and Chief Executive Officer
Mr. Raymond D. Fortin
Corporate Executive Vice President and General Counsel
Mr. Thomas E. Panther
Controller and Principal Accounting Officer
Mr. David W. Leeds
Ernst & Young LLP, Coordinating Partner